UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7) *

Ability Inc.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G8789K124

(CUSIP Number)

Alexander Aurovsky

c/o Ability Inc.

Yad Harutzim 14

Tel Aviv, Israel, 6770007

972-3-6879777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8789K124

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander Aurovsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 1,635,352 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER* 1,635,352 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 1,635,352 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 19.79%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 8,039,061 ordinary shares outstanding as of April 18, 2019.

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D originally filed on December 31, 2015 (the “Original Schedule 13D”), as further amended on August 22, 2018 (“Amendment No. 1”), December 3, 2018 (“Amendment No. 2”), December 14, 2018 (“Amendment No. 3”), December 31, 2018 (“Amendment No. 4”), January 14, 2019 (“Amendment No. 5”), January 15, 2019 (“Amendment No. 6” , and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the “Amendments”), filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) with respect to its ownership of Ordinary Shares, par value $0.001 per share (the “Ordinary Shares”), in Ability Inc., a Cayman Islands corporation (the “Company”). This Amendment No. 7 amends the Original Schedule 13D, as amended by the Amendments, as specifically set forth herein. This Amendment No. 7 is being filed solely to report a revised percentage of beneficial ownership by the Reporting Person of Ordinary Shares as a result of the events described in Item 6 of this Amendment No. 5, and to supplement Items 5 and 7.

Item 5. Interests of Securities of the Issuer.

Item 5 of the Original Schedule 13D, as amended by Amendment No. 5, is hereby amended to add the following:

(a) and (b) There were 8,039,061 Ordinary Shares outstanding as of April 18, 2019. As of April 18, 2019, the Reporting Person beneficially owned 1,635,352 shares of Ordinary Shares of the Company (including 226,426 ordinary shares issuable upon the exercise of warrants held by the Reporting Person), which comprises 19.79% of the outstanding Ordinary Shares. 832,500 of such shares are held through a trust of which the Reporting Person is beneficiary and over which the Reporting Person has voting and dispositive power. Such trust was established in connection with a pre-ruling of the Israel Tax Authority to ensure payment of any tax due to the Israel Tax Authority in connection with the Merger Agreement (as defined in the Original Schedule 13D).

(c) The Reporting Person has not effected any transactions in the Company’s Ordinary Shares during the past 60 days, except with respect to the Award Agreement described in Item 6 of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D, as amended by the Amendments, is hereby amended to add the following:

Award Agreement

On April 17, 2019, the Company granted the Reporting Person and Anatoly Hurgin an award of 350,000 restricted ordinary shares (700,000 restricted ordinary shares for both) under the Company’s 2015 Long-Term Equity Incentive Plan and in accordance with Section 3(i) of the Israeli Income Tax Ordinance (New Version) 1961. The restricted ordinary shares vest in three equal installments on each of January 13, 2022, January 13, 2023 and January 13, 2024, subject to the executive’s continued service with the Company through the applicable vesting date. On a “change of control” (as defined in the 2015 Long-Term Equity Incentive Plan) the restricted ordinary shares will vest as of immediately prior to such change of control, subject to the executive’s continued service to the Company through the date of the change of control.

The foregoing description of the Award Agreement and the restricted shares issued to the Reporting Person is not complete and is qualified in its entirety by reference to the full text of the Award Agreement, a copy of which is filed herewith as Exhibit 99.11 to this Schedule 13 D/A and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D, as amended by the Amendments, is hereby amended to add the following:

Exhibit Number	Description of Exhibit
99.11	Restricted Share Agreement between Ability Inc. and Alexander Aurovsky, dated as of April 17, 2019 (incorporated by reference to Exhibit 10.2 of Form 6-K filed with the Securities and Exchange Commission on April 23, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2019

By:	/s/ Alexander Aurovsky
Name:	Alexander Aurovsky

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